Nemi Native Foods LLC (the “Company”) a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unaudited

BALANCE SHEET

From Jan. to Dec. 2024

	Jan-24	Feb-24	Mar-24	Apr-24	May-24	Jun-24	Jul-24	Aug-24	Sep-24	Oct-24	Nov-24	Dec-24
Assets												
Current Assets												
Cash	2,182.72	564.21	5,303.15	22,072.01	16,349.13	18,107.82	30,716.95	25,832.38	5,897.61	14,899.16	30,285.72	27,822.87
Receivables	11,809.71	19,140.76	11,846.36	21,662.84	20,006.40	18,197.80	15,528.25	29,331.15	22,431.96	18,224.04	20,362.24	17,570.69
Inventory	42,012.75	22,719.92	20,629.10	16,901.78	14,248.98	11,673.99	5,914.17	21,768.11	52,765.11	8,669.41	10,580.76	7,691.99
Raw materials	331.54	67.46	(116.86)	149.30	223.74	(6.26)	(460.02)	(761.40)	(1,126.24)	(763.31)		933.34
Supplies (boxes, bags)	6,773.97	6,591.85	6,504.29	6,244.23	6,172.39	6,097.13	6,071.30	5,782.16	5,588.35	5,480.40		934.74
Finished goods	18,666.67	16,060.62	14,241.67	10,508.25	7,852.85	5,583.12	302.89	16,747.35	48,303.00	8,416.74	10,580.76	5,823.91
Prepaid expenses	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00
Security Deposit	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00	1,458.00
Notes receivables	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Current Assets	57,463.18	43,882.89	39,236.61	62,094.63	52,062.51	49,437.61	53,617.37	78,389.64	82,552.68	43,250.61	62,686.72	54,543.55
Fixed Assets												
Macbook Air	1,307.94	1,307.94	1,307.94	1,307.94	1,307.94	1,307.94	1,307.94	1,307.94	1,307.94	1,307.94	1,307.94	1,307.94
Airpods Max	583.31	583.31	583.31	583.31	583.31	583.31	583.31	583.31	583.31	583.31	583.31	583.31
Dell Laptop	263.77	263.77	263.77	263.77	263.77	263.77	263.77	263.77	263.77	263.77	263.77	263.77
Thermal printer	233.36	233.36	233.36	233.36	233.36	233.36	233.36	233.36	233.36	233.36	233.36	233.36
Mini Fridge	139.79	139.79	139.79	139.79	139.79	139.79	139.79	139.79	139.79	139.79	139.79	139.79
Electric kettle	55.00	55.00	55.00	55.00	55.00	55.00	55.00	55.00	55.00	55.00	55.00	55.00
Shipping tables & shelves	450.00	450.00	450.00	450.00	450.00	450.00	450.00	450.00	450.00	450.00	450.00	450.00
Desk	60.77	60.77	60.77	60.77	60.77	60.77	60.77	60.77	60.77	60.77	60.77	60.77
Pallet Jack	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00
Push cart	69.97	69.97	69.97	69.97	69.97	69.97	69.97	69.97	69.97	69.97	69.97	69.97
Desk Treadmill	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	233.88	233.88
Accumulated depreciation	(1,467.24)	(1,527.62)	(1,588.01)	(1,648.39)	(1,708.78)	(1,769.16)	(1,829.55)	(1,889.93)	(1,950.32)	(2,010.70)	(2,075.96)	(2,141.22)
Total Fixed Assets	2,196.67	2,136.29	2,075.90	2,015.52	1,955.13	1,894.75	1,834.36	1,773.98	1,713.59	1,653.21	1,821.83	1,756.57
Total Assets	**$ 59,659.85**	**$ 46,019.18**	**$ 41,312.51**	**$ 64,110.15**	**$ 54,017.65**	**$ 51,332.36**	**$ 55,451.73**	**$ 80,163.62**	**$ 84,266.27**	**$ 44,903.82**	**$ 64,508.55**	**$ 56,300.12**
Liabilities												
Payables	7,730.75	3,437.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Short term debt	15,885.36	16,551.31	20,110.11	19,332.84	16,251.70	16,918.93	16,435.59	16,175.71	11,900.28	11,279.11	11,321.11	10,170.89
Long term debt	18,000.00	18,000.00	37,980.00	37,980.00	49,980.00	49,980.00	49,646.66	49,313.32	48,979.98	48,646.64	48,313.30	47,979.96
Total Liabilities	**$ 41,616.11**	**$ 37,989.22**	**$ 58,090.11**	**$ 57,312.84**	**$ 66,231.70**	**$ 66,898.93**	**$ 66,082.25**	**$ 65,489.03**	**$ 60,880.26**	**$ 59,925.75**	**$ 59,634.41**	**$ 58,150.85**
Shareholders' Equity												
Equity	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00
Retained earnings	18,185.90	16,402.18	15,778.56	19,933.67	16,806.63	7,461.68	31,785.00	24,709.65	18,740.64	4,171.96	(359.23)	(4,350.73)
Total Shareholders' Equity	**$ 20,685.90**	**$ 18,902.18**	**$ 18,278.56**	**$ 22,433.67**	**$ 19,306.63**	**$ 9,961.68**	**$ 34,285.00**	**$ 27,209.65**	**$ 21,240.64**	**$ 6,671.96**	**$ 2,140.77**	**$ (1,850.73)**
Liabilities + Shareholders' Equity	$ 62,302.01	$ 56,891.40	$ 76,368.67	$ 79,746.51	$ 85,538.33	$ 76,860.61	$ 100,367.25	$ 92,698.68	$ 82,120.90	$ 66,597.71	$ 61,775.18	$ 56,300.12
	No Match	*No Match*	*No Match*	*No Match*	*No Match*	*No Match*	*No Match*	*No Match*	*No Match*	*No Match*	*No Match*	*Match*
		$ (10,872.22)	*$ (35,056.16)*	*$ (15,636.36)*	*$ (31,520.68)*	*$ (25,528.25)*	*$ (44,915.52)*	*$ (12,535.06)*	*$ 2,145.37*	*$ (21,693.89)*	*$ 2,733.37*	

INCOME STATEMENT

From Jan. to Dec. 2024

	Jan-24	Feb-24	Mar-24	Apr-24	May-24	Jun-24	Jul-24	Aug-24	Sep-24	Oct-24	Nov-24	Dec-24	FY 2024
Sales (net)	$12,052	$15,877	$12,632	$22,752	$14,757	$13,220	$25,568	$26,154	$18,006	$12,588	$11,784	$14,521	$ 199,909
COGS	(5,404)	(6,765)	(5,798)	(9,298)	(7,362)	(8,237)	(12,606)	(14,376)	(9,897)	(13,705)	(5,772)	(7,732)	(106,952)
Gross Profit	**6,648**	**9,112**	**6,834**	**13,453**	**7,395**	**4,983**	**12,962**	**11,778**	**8,109**	**(1,117)**	**6,012**	**6,789**	**92,957**
Gross margin	*55%*	*57%*	*54%*	*59%*	*50%*	*38%*	*51%*	*45%*	*45%*	*-9%*	*51%*	*47%*	*46%*
SG&A	(6,597)	(10,379)	(7,813)	(9,422)	(10,653)	(13,125)	(10,456)	(18,627)	(12,206)	(15,074)	(9,561)	(12,265)	(136,179)
EBITDA	**51**	**(1,267)**	**(979)**	**4,031**	**(3,258)**	**(8,143)**	**2,506**	**(6,849)**	**(4,097)**	**(16,191)**	**(3,549)**	**(5,476)**	**(43,222)**
EBITDA margin	*0%*	*-8%*	*-8%*	*18%*	*-22%*	*-62%*	*10%*	*-26%*	*-23%*	*-129%*	*-30%*	*-38%*	*-22%*
Interests	(247)	(255)	(523)	(255)	(247)	(260)	(250)	(256)	(233)	(168)	(170)	(149)	(3,014)
Taxes	(1,226)	(471)	0	0	0	(1,290)	0	0	(2,024)	0	(746)	0	(5,757)
Depreciation	(60)	(60)	(60)	(60)	(60)	(60)	(60)	(60)	(60)	(60)	(65)	(65)	(734)
Grants (Income)	0	0	500	0	0	0	21,000	0	0	0	0	0	21,500
Sublease income	565	439	439	439	439	408	1,158	90	446	1,851	0	1,699	7,973
FX gain/loss	0	(170)	0	0	0	0	(30)	0	0	0	0	0	(200)
Net Profit	**$ (918)**	**$ (1,784)**	**$ (624)**	**$ 4,155**	**$ (3,127)**	**$ (9,345)**	**$ 24,323**	**$ (7,075)**	**$ (5,969)**	**$ (14,569)**	**$ (4,531)**	**$ (3,992)**	**$ (23,454)**
Net margin	*-8%*	*-11%*	*-5%*	*18%*	*-21%*	*-71%*	*95%*	*-27%*	*-33%*	*-116%*	*-38%*	*-27%*	*-12%*

CASH FLOW STATEMENT

From Jan. to Dec. 2024

	Jan-24	Feb-24	Mar-24	Apr-24	May-24	Jun-24	Jul-24	Aug-24	Sep-24	Oct-24	Nov-24	Dec-24	FY 2024
Operating Activities													
Net Profit	**$ (918)**	**$ (1,784)**	**$ (624)**	**$ 4,155**	**$ (3,127)**	**$ (9,345)**	**$ 24,323**	**$ (7,075)**	**$ (5,969)**	**$ (14,569)**	**$ (4,531)**	**$ (3,992)**	**$ (23,454)**
Depreciation	60	60	60	60	60	60	60	60	60	60	65	65	734
Change in Net Working Capital													
Receivables	17,186	(7,331)	7,294	(9,816)	1,656	1,809	2,670	(13,803)	6,899	4,208	(2,138)	2,792	11,425
Inventory	(35,388)	19,293	2,091	3,727	2,653	2,575	5,760	(15,854)	(30,997)	44,096	(1,911)	2,889	(1,067)
Payables	7,731	(4,293)	(3,438)	0	0	0	0	0	0	0	0	0	0
Total Change in Net Working Capital	(10,472)	7,669	5,947	(6,089)	4,309	4,384	8,429	(29,657)	(24,098)	48,304	(4,050)	5,680	10,357
Cash from Operating Activities	**$ (11,329)**	**$ 5,946**	**$ 5,384**	**$ (1,874)**	**$ 1,243**	**$ (4,901)**	**$ 32,813**	**$ (36,672)**	**$ (30,006)**	**$ 33,795**	**$ (8,515)**	**$ 1,754**	**$ (12,362)**
Cumulative													
Investing Activities													
CAPEX	0	0	0	0	0	0	0	0	0	0	(234)	0	(234)
Cash from Investing Activities	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ (234)**	**$ -**	**$ (234)**
Financing Activities													
Credit card debt	(776)	666	3,559	(777)	(3,081)	667	(483)	(260)	(4,275)	(621)	42	(1,150)	(6,490)
Long term loans	0	0	19,980	0	12,000	0	(333)	(333)	(333)	(333)	(333)	(333)	29,980
Cash from Financing Activities	**$ (776)**	**$ 666**	**$ 23,539**	**$ (777)**	**$ 8,919**	**$ 667**	**$ (817)**	**$ (593)**	**$ (4,609)**	**$ (955)**	**$ (291)**	**$ (1,484)**	**$ 23,490**
Beginning balance	$1,288	($10,817)	($4,205)	$24,718	$22,067	$32,228	$27,995	$59,991	$22,726	($11,889)	$20,952	$11,911	$1,288
Change in cash	($12,105)	$6,612	$28,923	($2,651)	$10,161	($4,234)	$31,996	($37,265)	($34,615)	$32,841	($9,041)	$271	$10,893
Ending balance	($10,817)	($4,205)	$24,718	$22,067	$32,228	$27,995	$59,991	$22,726	($11,889)	$20,952	$11,911	$12,181	$12,181

FINANCIAL STATEMENTS

FY 2025

Income Statament

		FY 2025
Sales (net)	$	131,696
COGS		(59,059)
Gross Profit		**72,637**
Gross margin		*55%*
SG&A		(100,111)
EBITDA		**(27,474)**
EBITDA margin		*-21%*
Interests		(1,403)
Depreciation		(551)
Grants (Income)		500
Sublease income		7,499
Other income		1,375
FX gain/loss		0
Taxes		(4,603)
Net Profit	**$**	**(24,657)**
Net margin		*-19%*

Balance Sheet

		Dec. 2025
Assets		
Current Assets		
Cash		2,226
Receivables		15,188
Inventory		10,939
Prepaid expenses		41,609
Total Current Assets		69,963
Fixed Assets		
Macbook Air		1,308
Airpods Max		583
Dell Laptop		264
Thermal printer		233
Push cart		70
Desk Treadmill		234
Accumulated depreciation		(2,692)
Total Fixed Assets		0
Total Assets	**$**	**69,963**
Liabilities		
Payables		5,761
Short term debt		11,043
Long term debt		35,667
Total Liabilities	**$**	**52,470**
Shareholders' Equity		
Equity		2,500
Retained earnings		14,992
Total Shareholders' Equity	**$**	**17,492**
Liabilities + Shareholders' Equity	$	69,963

Cash Flow Statement

		FY 2025
Operating Activities		
Net Profit	**$**	**(24,657)**
Depreciation		551
Change in Net Working Capital		
Receivables		2,383
Inventory		(3,247)
Payables		5,761
Prepaid expenses		(40,151)
Total Change in Net Working Capital		(35,255)
Cash from Operating Activities	**$**	**(59,361)**
Cumulative		
Investing Activities		
CAPEX		1,206
Cash from Investing Activities	**$**	**1,206**
Financing Activities		
Credit card debt		872
Long term loans		31,687
Cash from Financing Activities	**$**	**32,559**
Beginning balance		**$27,822**
Change in cash	**$**	**(25,596)**
Ending balance		**$2,226**

Nemi Snacks

Statement of Changes in Stockholders' Equity — FY 2025 & FY 2024

Accounts	FY 2025	FY 2024
Opening balance of stockholders' equity	($1,850.73)	$20,103.62
Net income (loss)	($24,657.00)	($23,454.35)
Issuance of common/preferred stock	—	$1,500.00
Repurchase of stock (treasury)	—	—
Dividends declared	—	—
Other comprehensive income/loss	—	—
Stock-based compensation	—	—
Other adjustments to retained earnings*	$43,999.73	—
Closing balance of stockholders' equity	**$17,492.00**	**($1,850.73)**

Notes & Assumptions

• Figures are derived from Nemi Snacks' FY2025 financial statements (PDF) and FY2024 monthly financial model (XLSX); no separate statement of changes in equity was provided in the source files, so this statement was reconstructed from the income statement and balance sheet in each file.

• FY2024 opening balance ($20,103.62) and closing balance ($(1,850.73)) tie directly to the Dec-2023 and Dec-2024 columns of the source balance sheet.

• FY2024 stock issuance of $1,500 reflects the "Equity" line increasing from $1,000 (Dec-2023) to $2,500 (Jan-2024) in the source file, with no further explanation provided; this is assumed to be a capital contribution.

• FY2025 opening balance equals FY2024's actual closing balance, per the two files' balance sheets.

• * "Other adjustments to retained earnings" of $43,999.73 in FY2025 is a reconciling plug, not a figure sourced directly from either file. Retained earnings rose from $(4,350.73) (Dec-2024) to $14,992 (Dec-2025) — an increase of about $19,343 — despite a reported net loss of $24,657 for the year, while the paid-in "Equity" line stayed flat at $2,500. This gap is unexplained by the source data; it could reflect a debt forgiveness or grant booked directly to equity, a prior-period correction, or a capital contribution misclassified into retained earnings. This should be confirmed with the company's bookkeeper/accountant before relying on this statement.

• No dividends, treasury stock repurchases, other comprehensive income, or stock-based compensation were disclosed in either source file.

Nemi Native Foods LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Nemi Native Foods LLC (the "Company") is a corporation organized on October 24, 2018 under the laws of Illinois.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.